EXHIBIT 2.1

EXECUTION VERSION

SIXTEENTH WAIVER AND AGREEMENT

This SIXTEENTH WAIVER AND AGREEMENT, dated as of September 30, 2020 (this “Waiver”), is by and among Genworth Financial, Inc., a Delaware corporation (the “Company”), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People’s Republic of China (“Parent”), and Asia Pacific Global Capital USA Corporation, a Delaware corporation (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party” and collectively, the “Parties”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain (i) Agreement and Plan of Merger, dated as of October 21, 2016 (as amended, supplemented or otherwise modified by the Waivers, the “Merger Agreement”), (ii) Waiver and Agreement, dated as of August 21, 2017, (iii) Second Waiver and Agreement, dated as of November 29, 2017, (iv) Third Waiver and Agreement, dated as of February 23, 2018, (v) Fourth Waiver and Agreement, dated as of March 27, 2018, (vi) Fifth Waiver and Agreement, dated as of June 28, 2018, (vii) Sixth Waiver and Agreement, dated as of August 14, 2018, (viii) Seventh Waiver and Agreement, dated as of November 30, 2018, (ix) Eighth Waiver and Agreement, dated as of January 30, 2019, (x) Ninth Waiver and Agreement, dated as of March 14, 2019, (xi) Tenth Waiver and Agreement, dated as of April 29, 2019, (xii) Eleventh Waiver and Agreement, dated as of June 30, 2019, (xiii) Twelfth Waiver and Agreement, dated as of August 12, 2019, (xiv) Thirteenth Waiver and Agreement, dated as of December 22, 2019, (xv) Fourteenth Waiver and Agreement, dated as of March 31, 2020, and (xvi) Fifteenth Waiver and Agreement, dated as of June 30, 2020 (the “Fifteenth Waiver”);

WHEREAS, Section 8.2(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if the Merger shall not have been consummated by August 31, 2017 (the “End Date”), whether such date is before or after the date of adoption of the Merger Agreement by the stockholders of the Company referred to in Section 7.1(a) of the Merger Agreement; provided, that the right to terminate the Merger Agreement under Section 8.2(a) of the Merger Agreement shall not be available to any Party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of the Merger Agreement by such Party;

WHEREAS, pursuant to Section 1(a) of the Fifteenth Waiver, each of the Parties waived its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the Fifteenth Waiver End Date (as defined in the Fifteenth Waiver);

WHEREAS, the board of directors of each of the Parties has determined that it is in such Party’s best interests and the best interests of its stockholder or stockholders (as applicable) for the Parties to continue to be bound by the Merger Agreement and each of the Parties desires to waive its right to terminate the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement prior to the Sixteenth Waiver End Date (as defined below) as set forth in Section 1 of this Waiver;

WHEREAS, each of the Parties desires to waive certain provisions of the Merger Agreement as and to the extent expressly provided in this Waiver, subject to the terms and conditions herein; and

WHEREAS, as of the date hereof, each of the Parties has reasonably determined and therefore acknowledges that (i) each of the Parties has performed its obligations under the Merger Agreement in all material respects including the obligation to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, as soon as practicable, and (ii) there has been no breach of any representation, warranty, covenant, or agreement under the Merger Agreement on the part of any of the Parties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions set forth in this Waiver, the Parties, each intending to be legally bound, hereby acknowledge and agree as follows:

SECTION 1. WAIVER OF TERMINATION RIGHT.

(a) Each of the Company and Parent hereby irrevocably waives its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the date that is the earliest to occur of (i) November 30, 2020, (ii) in the event that by October 31, 2020, Parent has failed to provide the Company with evidence satisfactory to the Company in its sole discretion (such evidence, “Source of Funds Evidence”), that (1) Parent and/or its Affiliates, collectively, have not less than $1.0 billion of funds (the “PRC Funds”) on deposit with a third-party financial institution in China, which PRC Funds will be available for the payment of the aggregate Per Share Merger Consideration, and (2) Hony Capital Mezzanine Fund 2019, L.P., one or more of its Affiliates and/or one or more third parties acceptable to the Company in its sole discretion have agreed, on terms acceptable to the Company in its sole discretion, to provide Parent or one of its Affiliates, from sources outside the PRC, an amount, which when aggregated with the PRC Funds is sufficient to pay the aggregate Per Share Merger Consideration (the “Other Funds”), the date on which the Company notifies Parent expressly in writing of the Company’s decision to accelerate the End Date to the date of such notice, specifying that such notice is given under this Section l(a)(ii), (iii) after the Company has provided Parent a written notice (A) specifying that such notice is given under Section 1(a)(iii) of this Waiver and (B) attaching the final drafts of all Transaction Documents (as defined in the Fifteenth Waiver) of an Acquisition Transaction (as defined in the Fifteenth Waiver) (the “Final Documents”), the date that is the earlier to occur of (I) the date on which Parent notifies the Company expressly in writing that it will not approve the Final Documents in the form submitted to Parent or (II) the fifth Business Day after the date on which Parent received such notice, unless Parent has previously notified the Company expressly in writing that it approves the Final Documents in the form submitted to Parent,(iv) the date on which Parent notifies the Company expressly in writing that it does not approve in its sole discretion any act or failure to act by the Company with respect to the Specified Matters (as defined in the Fifteenth Waiver), specifying that such notice is given under this Section 1(a)(iv), (v) in the event that after the date hereof any Governmental Entity imposes or requires any term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action that applies to any member of the Parent Group or the Company Group (each, a “Condition”) in connection with any Parent Approval or Company Approval with respect to the Merger, that (A) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in the orders, consents, approvals, permits or authorizations issued by Governmental Entities with respect to the Merger that are in effect on the date hereof, (B) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in such Governmental Entity’s order, consent, approval, permit or authorization with respect to the Merger as in effect on the date hereof, or (C) would require the Merger to be consummated on terms that are materially and adversely different from those set forth in the filings and applications (as amended) that were reflected prior to the date hereof in formal submissions to any Governmental Entity and that formed the basis upon which such Governmental Entity heretofore issued its order, consent, approval or authorization with respect to the Merger, including with respect to the funding of the Aggregate Merger Consideration to be paid at Closing, the date on which Parent, in its sole discretion, notifies the Company expressly in writing that it will not agree to any such Conditions, specifying that such notice is given under this Section l(a)(v), or (vi) the date on which a notice under Section 2 is given by either Parent or the Company (whichever date is applicable under clauses (i) through (vi), the “Sixteenth Waiver End Date”). For the avoidance of doubt, all references to “End Date” in the Merger Agreement shall mean the Sixteenth Waiver End Date, and each Party acknowledges and agrees that the waiver set forth in Section 1(a) of the Fifteenth Waiver shall hereby be terminated and be of no further force and effect.

(b) The Company hereby acknowledges and agrees that Parent may withhold or condition its approval or agreement in Section 1(a)(iii), Section 1(a)(iv) or Section 1(a)(v) of this Waiver and the Company may withhold or condition its acceptance in Section 1(a)(iii) in its sole and absolute discretion, including by conditioning such approval or agreement on the Parties’ entry into a subsequent Waiver and Agreement further extending the “End Date” in the Merger Agreement, and that the imposition of any such requirement or the failure to grant such approval or agreement by Parent and/or any related conditions will not in any way constitute a breach of the Merger Agreement; provided, however, that if Parent conditions its approval or agreement in Section 1(a)(iii) of this Waiver on any condition other than the conditions that the closing of the Merger occur after the closing of the applicable Acquisition Transaction and that the Parties enter into such subsequent Waiver and Agreement, then, at the sole discretion of the Company, such conditional approval shall be treated as an express disapproval of the Final Documents for purposes of Section 1(a)(iii) of this Waiver. The Company further acknowledges and agrees that Parent has no obligation to provide the Source of Funds Evidence under the Merger Agreement and a failure to do so shall not constitute a breach of the Merger Agreement; in the event Parent fails to provide the Source of Funds Evidence by October 31, 2020, the sole and exclusive remedy of the Company and all members of the Company Group against any member of the Parent Group shall be to accelerate the End Date as provided by Section 1(a)(ii) herein.

(c) In the event Parent reasonably requests the Company’s assistance in connection with the negotiation and finalization of the loan documents relating to the Other Funds financing, the Company shall use its commercially reasonable efforts to provide customary assistance to Parent in connection therewith.

SECTION 2. CLOSING DATE.

Notwithstanding Section 1.2 of the Merger Agreement, the Closing shall take place on a date to be mutually agreed upon in writing between the Company and Parent, and such date shall be the “Closing Date” in the Merger Agreement. It is acknowledged and agreed that each of Parent and the Company may, in its sole and absolute discretion, (a) propose as the Closing Date any date after the date on which the last to be satisfied or waived of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived, and/or (b) withhold its consent or agreement for any date proposed by the other as the Closing Date. Furthermore, notwithstanding the satisfaction or waiver of all the conditions set forth in Article VII of the Merger Agreement, it is expressly acknowledged and agreed that each of Parent and the Company may, at any time prior to the consummation of the Merger, in its sole and absolute discretion, unilaterally determine not to close the Merger by so notifying the other Party expressly in writing, specifying that such notice is given under this Section 2, and such determination to not close the Merger by either Party will not in any way constitute a breach of the Merger Agreement.

SECTION 3. GENERAL ACKNOWLEDGEMENTS AND WAIVERS.

(a) The Company hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of Parent or Merger Sub and (ii) irrevocably waives any claim against each of Parent and Merger Sub based upon or arising out of any actual or alleged breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.3(a) and Section 8.5 (as applicable).

(b) Parent hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of the Company and (ii) irrevocably waives any claim against the Company based upon or arising out of any actual or alleged breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.4(b) and Section 8.5 (as applicable).

SECTION 4. GENERAL PROVISIONS.

(a) Except as expressly provided herein, nothing in this Waiver shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the Merger Agreement (including Section 6.5 of the Merger Agreement) or shall be deemed or construed to amend, supplement or modify the Merger Agreement or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect. For the avoidance of doubt, except as expressly modified by this Waiver, the provisions of Section 1(b), Section 3(c) through Section 3(h) and Section 3(j) of the Fifteenth Waiver shall remain in full force and effect; provided, however, that the reference to “September 30, 2020” in Section 3(j) of the Fifteenth Waiver shall instead refer to “November 30, 2020.”

(b) The following provisions from the Merger Agreement shall be incorporated into, and be effective with respect to, this Waiver as if set forth herein in their entirety: Section 9.2 (Modification or Amendment), Section 9.4 (Counterparts), Section 9.5 (Governing Law; Arbitration; Specific Performance; Sovereign Immunity), Section 9.6 (Notices), Section 9.9 (Obligations of Parent and of the Company), Section 9.11 (Severability), Section 9.12 (Interpretation; Construction) and Section 9.13 (Assignment).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Waiver as of the date first written above.

GENWORTH FINANCIAL, INC.

By:	/s/ Thomas J. McInerney
Name: Thomas J. McInerney
Title: President and Chief Executive Officer

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

By:	/s/ Xiaoxia Zhao
Name: Xiaoxia Zhao
Title: Director and General Manager

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

By:	/s/ Xiaoxia Zhao
Name: Xiaoxia Zhao
Title: President

[Signature Page to Sixteenth Waiver and Agreement]